UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Murphy, Jr.,                     Thomas              S.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Quorum Health Group, Inc.
    (QHGI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    May/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                              Former Director
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
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
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |       |       |               |                 |                       |        |9.       |10.   |      |
               |        |       |       |               |                 |                       |        |Number   |Owner-|      |
               |        |       |       |               |                 |                       |        |of       |ship  |      |
               |2.      |       |       |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |       |       | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |       |       | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |       |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |       |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.     |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans- |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action |Code   | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date   |(Instr | (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/|8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/   |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)  |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) |$10.31  |7/3/00 |A    |V| 5,001 |       |   01   |07/03/05|Common Stock |  5,001  |        |         |  D   |      |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) |$10.31  |4/27/01|J(02)|V|       | 5,001 |   01   |07/03/05|Common Stock |  5,001  |        | -0-(03) |  D   |      |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) |$12.56  |4/27/01|J(02)|V|       | 5,001 |   01   |07/01/04|Common Stock |  5,001  |        | -0-(03) |  D   |      |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) |$27.13  |4/27/01|J(02)|V|       | 5,001 |   01   |07/01/03|Common Stock |  5,001  |        | -0-(04) |  D   |      |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) |$24.00  |4/27/01|J(02)|V|       | 5,001 |   01   |07/01/02|Common Stock |  5,001  |        | -0-(04) |  D   |      |
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Stock Option   |        |       |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy) |$17.50  |4/27/01|J(02)|V|       | 5,001 |   01   |07/01/01|Common Stock |  5,001  |        | -0-(04) |  D   |      |
====================================================================================================================================

Explanation of Responses:

01: These options were granted to the Reporting Person under the Quorum Health Group, Inc. Directors Stock Option Plan, qualified under Rule 16b-3. The options were granted on 7/3/00, 7/1/99, 7/1/98, 7/1/97 and 7/1/96, respectively. Each option would have become exercisable in four equal annual installments commencing one year after the respective date of grant. Pursuant to the terms of the options, each option became fully exercisable as a result of the merger between Quorum Health Group, Inc. (the "Issuer" or "Quorum") and Triad Hospitals, Inc. ("Triad") (the "Merger").

02: Pursuant to the terms of the Merger, effective April 27, 2001, Triad paid Quorum shareholders $3.50 in cash and 0.4107 shares of Triad common stock for each outstanding share of Quorum stock.

03: These options were exchanged for cash and Triad stock, as provided for by the terms of the Merger.

04: These options were rolled over into options to purchase common stock of Triad at a ratio provided for by the terms of the Merger.





By: s/ Roger S. Begelman                                     June 11, 2001
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      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.